February 4, 2020

VIA EDGAR

Office of Financial Services

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn:	Katherine Bagley, Attorney-Adviser

Re:	Afya Limited
Registration Statement on Form F-1, as amended
File No. 333-236246

Dear Ms. Bagley:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Afya Limited (the “Company”), hereby requests that the effective date of the Company’s Registration Statement on Form F-1 (File No. 333-236246) (the “Registration Statement”) be accelerated by the Securities and Exchange Commission so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on February 6, 2020, or as soon as practicable thereafter. The Company hereby authorizes Manuel Garciadiaz of Davis Polk & Wardwell LLP, counsel to the Company, to modify or withdraw this request for acceleration orally. By separate letter, the underwriters of the issuance of the securities being registered join in this request for acceleration.

The Company requests that we be notified of such effectiveness by a telephone call to Mr. Garciadiaz at +1 212 450-6095 and that such effectiveness also be confirmed in writing.

Very truly yours,

Afya Limited

By:	/s/ Virgilio Deloy Capobianco Gibbon
	Name:	Virgilio Deloy Capobianco Gibbon
	Title:	Chief Executive Officer